Exhibit 12

XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

(U.S. Dollars in thousands, except ratios)

	3 Mos End 31-Mar 2012	Yr End 31-Dec 2011	Yr End 31-Dec 2010	Yr End 31-Dec 2009	Yr End 31-Dec 2008	Yr End 31-Dec 2007

Earnings:
Pre-tax (loss) income from continuing operations	199,074	(447,215)	633,644	55,847	(595,293)	1,267,580
Fixed charges	78,453	287,793	297,393	308,325	443,401	702,826
Distributed income of equity investees	38,890	150,554	172,454	243,176	335,411	93,465

Subtotal	316,417	(8,868)	1,103,491	607,348	183,519	2,063,871
Less: Minority interest	—	(1,401)	4	(104)	—	23,928
Preference share dividend	36,557	72,278	74,521	80,200	78,645	69,514

Total Earnings (Loss)	279,860	(79,745)	1,028,966	527,252	104,874	1,970,429

Fixed charges:
Interest costs	27,260	154,292	159,229	180,353	205,212	200,831
Accretion of deposit liabilities	12,038	51,300	54,414	36,151	146,588	421,074
Rental expense at 30% (1)	2,598	9,923	9,229	11,621	12,956	11,407

Total fixed charges	41,896	215,515	222,872	228,125	364,756	633,312

Preference share dividends	36,557	72,278	74,521	80,200	78,645	69,514

Total fixed charges and pref dividends	78,453	287,793	297,393	308,325	443,401	702,826

Ratio of earnings to fixed charges	6.7	—	4.6	2.3	—	3.1

Ratio of earnings to fixed charges & preference dividends	3.6	—	3.5	1.7	—	2.8

Deficiency - fixed charges only	N/A	295,260	N/A	N/A	259,882	N/A

Deficiency - fixed charges and preference dividends (2)	N/A	367,538	N/A	N/A	338,527	N/A

Notes:

(1)	30% represents a reasonable approximation of the interest factor.
(2)	For the years ended December 31, 2011 and December 31, 2008, earnings were insufficient to cover fixed charges and preference dividends by $367.5 million and $338.5 million, respectively.